Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

CONFIDENTIAL TREATMENT REQUESTED

BY ATHIRA PHARMA, INC.: ATHA-0002

September 2, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Daniel Gordon
Deanna Virginio
Ada D. Sarmento

Re:	Athira Pharma, Inc.
Registration Statement on Form S-1
Filed August 26, 2020
File No. 333-248428
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Athira Pharma, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on August 26, 2020 (the “Registration Statement”).  Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.  For the convenience of the Staff, we are providing to the Staff by email copies of this letter.  Acronyms used but not defined herein shall have the meanings set forth in the Registration Statement.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2020	BY ATHIRA PHARMA, INC.: ATHA-0002

The purpose of this letter is to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share of common stock, which after giving effect to the expected one-to-[***] reverse split ratio, correlates to a range of $[***] and $[***] per share, in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations.  This preliminary price range was determined, in large part, on various discussions that took place between August 26, 2020 and the date hereof among the Company and representatives of Goldman Sachs & Co. LLC, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, the lead underwriters for the offering. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range, so the breadth of the price range is consistent with SEC guidance.  To facilitate the Staff’s analysis, all of the prices in this letter are stated on a pre-reverse split basis.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about September 9, 2020 and commencing its road show as early as September 10, 2020, with a target pricing date as early as September 15, 2020.

Historical Fair Value Determinations

To facilitate the Staff’s review, the table below contains a complete list of all options granted during the period from July 1, 2019 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Shares Underlying Options Granted	Fair Value Per Share
August 15, 2019	1,850,000	$0.17
October 18, 2019	130,000	0.17
January 29, 2020	305,000	0.17
February 26, 2020	50,000	0.17

Moreover, the Company expects that its board of directors (the “Board”) will act to make additional equity awards during the week of August 31, 2020, which grants would become effective on the date the Registration Statement becomes effective. The exercise price of any options so granted would be equal to the initial public offering price in the Company’s initial public offering. The Company advises the Staff that such awards will be disclosed in the Company’s preliminary prospectus.

Overview of Option Pricing and Fair Value Determinations

Each time the Board has granted options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying shares on the date of the grant.  Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s common stock has required the Board to make complex and subjective judgments.  In doing so, the Board considered a combination of valuation methodologies.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2020	BY ATHIRA PHARMA, INC.: ATHA-0002

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained independent valuations from nationally recognized independent valuation firms, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were considered in making valuation determinations.

Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, and investing in and valuing companies, including determining the fair value of the common stock of such companies.  In each instance, the Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the methodology and key assumptions in the third-party valuations described in additional detail below.

Each fair value estimate was based on a variety of factors, which included the following:

•	the Company’s results of operations and financial position, including its levels of available capital resources;
•	the Company’s stage of development and material risks related to its business;
•	progress of the Company’s research and development activities;
•	the Company’s business conditions and projections;
•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
•	the lack of marketability of the Company’s common stock as a private company;
•	the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions;
•	the rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock;
•	the likelihood of achieving a liquidity event for the Company’s securityholders, such as an initial public offering or a sale of the Company, given prevailing market conditions;
•	the hiring of key personnel and the experience of management;
•	trends and developments in the Company’s industry; and
•	external market conditions affecting the life sciences and biotechnology industry sectors.

In valuing the Company’s shares, the Board determined the equity value of the Company’s business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date and was supported by independent third-party valuations as of March 31, 2019 and June 30, 2020.

March 31, 2019 Valuation

In connection with the March 31, 2019 valuation, the third-party valuation firm used a market approach. This approach measured the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration was given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. The prior sales of company stock methodology (or backsolve method of the option pricing method (“the “OPM”)) of the market approach derived the implied equity value for a company from a recent transaction involving the company’s own securities. The basis for application of this method was transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2020	BY ATHIRA PHARMA, INC.: ATHA-0002

The third-party valuation firm relied on the backsolve method for the March 31, 2019 valuation using the Company’s Series A convertible preferred stock financing. While the Series A round was originally priced in October 2015, the Company believed the transaction remained an appropriate indication of value at the time of the valuation as negotiations with the applicable outside institutional investors in arms-length transactions around this priced round occurred as late as October 24, 2017 and the Company received a follow-on investment at this same price per share in March 2018. Also, the Company used an equity adjustment in conjunction with the backsolve method to account for changes at the Company, in its industry, and in the economy as a whole since the price negotiations took place in October 2017 along with the additional capital which came in March 2018.

The equity values derived from the backsolve method were allocated to each of the Company’s classes of stock using the OPM. The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM uses the Black-Scholes option-pricing model to price the call options.  The OPM is appropriate to use when the range of possible outcomes is so difficult to predict that forecasts would be highly speculative, as was the case when the Company utilized this methodology.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from an OPM backsolve method performed on the Company’s Series A convertible preferred stock issuance based on negotiations with the applicable outside institutional investors in arms-length transactions. The OPM backsolve method indicated an equity value of $29.1 million based on the offering price of $1.25 per share of Series A convertible preferred stock. This total equity value was subsequently adjusted to capture the value raised in additional Series A extensions following October 2017 and to reflect changes in the Company and industry between October 2017 and March 2019. Following the equity adjustment, the concluded equity value indication was $30.7 million. After the aggregate equity value was determined and allocated to the various classes of the Company’s capital stock, a discount for lack of marketability (“DLOM”) was applied to the estimated fair value of the Company’s common stock. A DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable, and the common stock of a private company is not. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, sale/transfer restrictions associated with the Company’s common stock, the relative lack of voting power associated with the common stock in comparison to the preferred stock, and the inability to influence decisions regarding the Company, the Company’s dividend policy, and the significant holding period associated with the common stock, among other factors. The Company applied a DLOM of 45.0% and the fair value of the common stock was determined to be $0.17 per share as of March 31, 2019.

In early February 2020, the Company received an initial term sheet in connection with its anticipated Series B convertible preferred stock financing which suggested a pre-money valuation of $1.28 per share, only a $0.03 increase over the Series A convertible preferred stock price. With this arms-length third party valuation, the Company concluded there was not a material change in the valuation of its common stock as of the date of the receipt of such term sheet. Additionally, subsequent to receipt of the February 2020 term sheet and in response to market uncertainties related to the COVID-19 pandemic and declines in market prices of biotechnology stocks generally, the final terms of the financing were amended to provide for a per share Series B preferred stock price of $1.15 and 25% warrant coverage with respect to the Series B convertible preferred stock sold in the financing, with the per share exercise price equal to $0.01 per share.  Accordingly, the Company believes that no event occurred between the March 31, 2019 valuation and the first quarter 2020 option grants that resulted in an increase in value.

June 30, 2020 Valuation

In anticipation of making equity awards following the closing of the Series B financing, a third-party valuation analysis was conducted as of June 30, 2020 (with the valuation report issued on July 16, 2020);  however, no awards were made or will be made using this valuation. In connection with this June 30, 2020 valuation, the third-party valuation firm used both the backsolve method, which was used for a “stay private” scenario in the probability weighted expected return method (“PWERM”) using the Company’s Series B convertible preferred stock financing that was led by outside institutional investors in arms-length transactions and which occurred in May and June 2020, and a scenario-based method, which was used for the initial public offering scenario in the PWERM. The expected timing of the initial public offering and scenario weightings were based on management estimates.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2020	BY ATHIRA PHARMA, INC.: ATHA-0002

The PWERM involved the estimation of future potential outcomes for a company, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an initial public offering, merger or sale, dissolution, or continued operation as a private company.

Scenario-based methods are forward-looking methods that consider the payoff to each class of equity in a future exit scenario, discounted to the measurement date at an appropriate rate of return for that class. The third-party valuation firm estimated the future equity value of the Company in an initial public offering based on the price of the Series B round of financing and expectations of preferred investors. This future equity value was then allocated on an as-converted basis to the Company’s stockholders, assuming the preferred investors would be willing to forgo their liquidation preferences to convert to common stock in an initial public offering exit. The future per share value was then discounted to present value to reflect the risk of achieving the anticipated initial public offering.

The June 30, 2020 valuation used both the OPM backsolve method and the scenario-based method to determine “stay private” and initial public offering values, respectively. The “stay private” scenario was weighted at 40% and the initial public offering scenario was weighted at 60%, given the uncertainty surrounding a potential initial public offering. The Company respectfully advises the Staff that it was not until subsequent to the closing of the Series B convertible stock financing that the Company decided to commence moving forward with a potential initial public offering process and held its organizational meeting on June 26, 2020. This was the reason why the June 30, 2020 valuation introduced an initial public offering exit scenario that was weighted at 60% probability. The Company then applied a DLOM of 16.0% and the fair value of the common stock was determined to be $0.70 per share as of June 30, 2020.

Sensitivity Analysis

Although the Company believes that the exercise price of the January and February 2020 option grants to be equal to the fair value of the underlying shares on the dates of the grant, the Company evaluated the potential impact to its financial statements had the Company assumed a fair market value per share of $0.70 for each of the January and February 2020 grants. Stock-based compensation recognized in the Company’s statement of operations for the six months ended June 30, 2020 totaled $107,000.  Assuming the January and February 2020 grants were granted in-the-money with a strike price of $0.17 and a fair value of common stock on the date of grant of $0.70, stock-based compensation would have been $155,000. The potential impact of approximately $48,000 to total stock-based compensation represents approximately 1.36% of total operating expenses for the six months ended June 30, 2020. The Company does not believe stock-based compensation is material to its financial statements.

Conclusion

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair values of its common stock and each option granted as described above was appropriate and fully complied with all applicable rules and regulations for the determination of fair value, consistent with the AICPA Practice Aid.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2020	BY ATHIRA PHARMA, INC.: ATHA-0002

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Leen Kawas, Athira Pharma, Inc.
Glenna Mileson, Athira Pharma, Inc.
Bryan D. King, Wilson Sonsini Goodrich & Rosati, P.C.
Charles S. Kim, Cooley LLP
Alan D. Hambelton, Cooley LLP
Oren Lang-Furr, Ernst & Young LLP